UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to

Section 13 or 15(d) of

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): July 22, 2003

_____

U.S. Can Corporation
(Exact name of registrant as specified in its charter)

Delaware	**1-13678**	**06-1094196**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

700 East Butterfield Rd.
Suite 250
Lombard, IL 60148

(Address, of principal executive offices, including zip code)

(630) 678-8000

(Registrant's Telephone number including area code)

Item 5.   **Other Events.**

U.S. Can Corporation announced today that its wholly owned Subsidiary, United States Can Company (the "Company"), has completed the offering of $125 million of its 10 7/8% senior secured notes due 2010. The notes are secured, on a second priority basis, by substantially all of the collateral that currently secures the Company's senior secured credit facility. The second priority senior secured notes were offered in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and outside the United States pursuant to Regulation S under the Securities Act. The second priority senior secured notes have not been registered under the Securities Act or any state securities laws and therefore may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws. The notes were issued under an Indenture dated as of July 22, 2003 among the Company as Issuer, U.S. Can Corporation as Parent Guarantor and Wells Fargo Bank Minnesota, National Association as Trustee. The Indenture is attached as Exhibit 4.2 hereto.

The Company has also amended its senior secured credit facility, as previously announced, to permit the offering of the second priority senior secured notes and adjust certain financial covenants, among other things. These amendments also permit, from time to time and subject to certain conditions, the Company to make borrowings under its revolving credit facility for repurchases of a portion of its outstanding 12 3/8% senior subordinated notes in open market or privately negotiated purchases. The amendment is attached as Exhibit 10.29 hereto.

A copy of the press release issued by U.S. Can Corporation is attached to this Current Report on Form 8-K as Exhibit 99.1.

Item 9.   **Financial Statements, Pro Forma Financial Information and Exhibits.**

    (c)   **Exhibits:**

      4.2   Indenture dated as of July 22, 2003

      4.3   Registration Rights Agreement dated July 22, 2003

      10.29   Third Amendment To Credit Agreement dated July 22, 2003.

      99.1   Press Release of the Company dated July 22, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. CAN CORPORATION

By /s/ Sandra K. Vollman
Name: Sandra K. Vollman
Title: Senior Vice President and Chief
            Financial Officer

Date: July 22, 2003.

EXHIBIT INDEX

The following designated exhibit is filed herewith:

4.2	Indenture dated as of July 22, 2003
4.3	Registration Rights Agreement dated July 22, 2003
10.29	Third Amendment To Credit Agreement dated July 22, 2003.
99.1	Press Release of the Company dated July 22, 2003.